Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$172,012	$23,615	$287,525	$79,234
Preferred Stock dividend requirements	(16,455)	(11,518)	(32,729)	(22,910)
Stock options expense	—	(4,023)	—	(8,046)

Net income attributable to common stockholders	$155,557	$8,074	$254,796	$48,278

Weighted average number of common and equivalent shares outstanding	17,828,206	15,745,465	17,531,447	15,510,021

Net income per common share	$—	$—	$0.01	$—

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